Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

TASTY BAKING COMPANY,

FLOWERS FOODS, INC.

and

FLOWERS BAKERIES, LLC

dated as of

April 10, 2011

i

(continued)

(continued)

(continued)

		Page

Section 9.11.	Assignment	65
Section 9.12.	Specific Performance	65
Section 9.13.	Counterparts; Effectiveness	66

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of April 10, 2011, by and among TASTY BAKING COMPANY, a Pennsylvania corporation (the “Company”), Flowers Foods, Inc., a Georgia corporation (“Parent”), and Flowers Bakeries, LLC, a Georgia limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub”).  Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 9.01 hereof.

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance thereof and pursuant to this Agreement, Merger Sub has agreed to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of the common stock, par value $.50 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $4.00 (such amount or any greater amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) net to the seller in cash, without interest, subject to any withholding of Taxes required by applicable Law;

WHEREAS, following the consummation of the Offer, Merger Sub shall be merged with and into the Company with the Company surviving that merger (the “Merger”), in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), pursuant to which each issued and outstanding share of Company Common Stock, other than (i) shares of Company Common Stock owned directly or indirectly by Parent, Merger Sub or the Company and (ii) the Dissenting Shares, shall be converted into the right to receive an amount equal to the Merger Consideration;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that the Offer, the Merger, and the other transactions contemplated hereby are fair to and in the best interests of the Company, (b) approved and adopted this Agreement, the Offer, the Merger and the other transactions contemplated hereby, and (c) resolved to recommend acceptance of the Offer, and, if required, approval of the Merger by its shareholders in each case on the terms and subject to the conditions of this Agreement;

WHEREAS, the respective boards of directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and the transactions contemplated hereby and also to prescribe certain conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I
THE OFFER

Section 1.01.   The Offer.

(a)           As promptly as practicable after the date of this Agreement (and in any event within ten (10) Business Days), Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) the Offer.

(b)           The obligation and right of Merger Sub to accept for payment and pay for any shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be subject to: (i) there being validly tendered in the Offer (and not validly withdrawn) prior to any then scheduled Expiration Time that number of shares of Company Common Stock which, together with the shares beneficially owned by Parent or Merger Sub (if any), represents at least a majority of the Company Common Stock then outstanding (determined on a partially diluted basis assuming conversion or exercise of all deferred stock units but not any other derivative securities including stock options) (the “Minimum Condition”); and (ii) the satisfaction, or waiver by Parent or Merger Sub, of the other conditions and requirements set forth in Exhibit A (together with the Minimum Condition, the “Offer Conditions”).  Subject to the prior satisfaction of the Minimum Condition and the satisfaction, or waiver by Parent or Merger Sub, of the other Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) consummate the Offer in accordance with its terms and accept for payment and pay for all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time.  The conditions to the Offer set forth in Exhibit A are for the sole benefit of Parent and Merger Sub and may be asserted by Parent or Merger Sub regardless of the circumstances (including any action or inaction by Parent or Merger Sub, provided that nothing therein shall relieve any party hereto from any obligation or liability such party has under this Agreement) giving rise to such condition or may be waived by Parent or Merger Sub, in their sole discretion, in whole or in part at any time and from time to time, subject to this Section 1.01.  The Offer Price payable in respect of each share of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller in cash, without interest, subject to any withholding of Taxes required by applicable Law.

(c)           The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer as set forth in this Agreement, including the Offer Conditions.  Parent and Merger Sub reserve the right to waive, in whole or in part, any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or as previously approved in writing by the Company, Merger Sub shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) add to the conditions set forth in Exhibit A or modify or change any Offer Condition in a manner adverse in any material respect to any shareholders of the Company, (v) except as otherwise provided in this Section 1.01, extend or otherwise change the expiration date of the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any shareholders of the Company.

(d)           The Offer shall expire at midnight (Philadelphia, Pennsylvania time) on the date that is twenty (20) Business Days following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended pursuant to this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended pursuant to this Agreement, is referred to as the “Expiration Time”).

(e)           If on or prior to any then scheduled Expiration Time, all of the conditions to the Offer (including the Minimum Condition and the other conditions and requirements set forth in Exhibit A) have not been satisfied or, to the extent waivable by Parent or Merger Sub pursuant to this Agreement, waived by Parent or Merger Sub, then Merger Sub (i) may (and Parent shall cause Merger Sub to) extend the Offer for successive periods of up to ten (10) Business Days each (or such longer period of up to twenty (20) Business Days if the Company consents in writing prior to such extension), the length of each such period to be determined by Parent in its sole discretion, in order to permit the satisfaction of such conditions; and (ii) shall (and Parent shall cause Merger Sub to) extend the Offer on one occasion for a period of up to seven (7) Business Days if requested by the Company; provided, however, that, in either case, Merger Sub shall not be required to extend the Offer beyond June 23, 2011 (the “Outside Date”) and shall not extend the Offer beyond the Outside Date without the Company’s consent.  In addition, Merger Sub shall extend the Offer for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission or its staff (the “SEC”).

(f)           On the terms and subject to the conditions of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (subject to any withholding of tax pursuant to Section 3.05) all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time (as it may be extended and re-extended in accordance with this Section 1.01).  Acceptance for payment of shares of Company Common Stock pursuant to and subject to the Offer Conditions upon the Expiration Time is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.” Merger Sub expressly reserves the right to, in its sole discretion, following the Offer Closing, extend the Offer for a “subsequent offering period” not to exceed ten (10) Business Days after the Offer Closing in accordance with Rule 14d-11 under the Exchange Act, and the Offer Documents (as defined below) may, in Merger Sub’s sole discretion, provide for such a reservation of right.  Nothing contained in this Section 1.01 shall affect any termination rights in Article VIII.

(g)           Merger Sub shall not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Article VIII.  If the Offer is terminated or withdrawn by Merger Sub in accordance with the terms of this Agreement, or this Agreement is terminated pursuant to Article VIII, prior to the acceptance for payment of the Company Common Stock tendered in the Offer, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Company Common Stock to the registered holders thereof.

(h)           As soon as practicable on the date of the commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”).  The Schedule TO shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement, if any (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any amendments and supplements thereto, the “Offer Documents”).  The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents.  Parent and Merger Sub agree to take all steps necessary to cause the Offer Documents to be filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act.  Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to promptly correct any material information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law.  Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents, as so corrected (if applicable), to be filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act.  Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence between them and their representatives, on the one hand, and the SEC, on the other hand.  Prior to the filing of the Offer Documents (including any amendments or supplements thereto) with the SEC or dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any such comments.

(i)           Parent shall provide or cause to be provided to Merger Sub, on a timely basis, the funds necessary to pay for any shares of Company Common Stock that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer.

Section 1.02.   Company Actions.

(a)           On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 6.04, contain the recommendation described in Section 4.03(d).  The Company agrees to take all steps reasonably necessary to cause the Schedule 14D-9 to be prepared and filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act.  Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9.  The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly correct any material information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law.  The Company further agrees to take all steps reasonably necessary to cause the Schedule 14D-9, as so corrected (if applicable), to be filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act.  The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent and Merger Sub with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC, on the other hand.  Prior to the filing of the Schedule 14D-9 (including any amendments or supplements thereto) with the SEC or dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any such comments.  The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation contained in the Schedule 14D-9.

(b)           In connection with the Offer, the Company shall promptly furnish or cause to be furnished to Parent and Merger Sub or their agents mailing labels, security position listings, nonobjecting beneficial owner lists and any other available listings or computer files containing the names and addresses of the record holders or beneficial owners of the shares of Company Common Stock as of the most recent practicable date, and shall promptly furnish Parent and Merger Sub with such information and assistance (including updated lists of record holders or beneficial owners of the shares of Company Common Stock, from time to time upon Parent’s, Merger Sub’s or either of their respective agents’ request, and the addresses, mailing labels and lists of security positions of such record holders or beneficial owners) as Parent, Merger Sub or their agents may reasonably request for the purpose of communicating the Offer and the Offer Documents to the record holders and beneficial owners of the shares of Company Common Stock.  Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other transactions contemplated hereby, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files in accordance with the Confidentiality Agreement and shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly deliver (and shall use their respective reasonable best efforts to cause their agents and Representatives to deliver) to the Company (or destroy) all copies and any extract or summaries of such information then in their possession or control.  In addition, in connection with the Offer, the Company shall cause its Representatives to cooperate with Parent and Merger Sub to disseminate the Offer Documents to holders of shares of Company Common Stock held in or subject to any Company Employee Plan, and to permit such holders of shares of Company Common Stock to tender such shares of Company Common Stock in the Offer, to the extent permitted by applicable Law and the applicable Company Employee Plan.

Section 1.03.    Directors.

(a)           Effective upon the Offer Closing and from time to time thereafter, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.03) and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent and/or Merger Sub (including shares accepted for payment) bears to the total number of shares of Company Common Stock outstanding, and the Company shall cause Parent’s designees to be elected or appointed to the Company Board, including by promptly increasing the number of directors (included by amending the by-laws if necessary to increase the size of the Company Board) or securing resignations of incumbent directors.  At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Company Board and (B) as requested by Parent, each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board.  Notwithstanding the foregoing, until the Effective Time, the Company shall use reasonable best efforts to ensure that not less than three (3) persons who are directors on the date hereof shall remain members of the Company Board until the Effective Time.

(b)           The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.  The Company shall promptly take all actions reasonably necessary to effect the appointment of Parent’s designees, including mailing to its shareholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 1.03(b), which, unless Parent otherwise elects, shall be mailed together with the Schedule 14D-9.  Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1 and the Company’s obligations under Section 1.03(a) hereof shall be subject to the receipt of such information.

(c)           Following the election or appointment of Parent’s designees pursuant to Section 1.03(a) and until the Effective Time (as defined in Section 2.03 hereof), the approval of a majority of the directors of the Company then in office who were not designated by Parent (the “Independent Directors”) shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) (i) any termination of this Agreement by the Company, (ii) any amendment of this Agreement requiring action by the Company Board, (iii) any amendment to the Company’s articles of incorporation and by-laws, (iv) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, and (v) any waiver of compliance with, or enforcement by the Company of, any of the agreements or conditions contained herein for the benefit of the Company.

Section 1.04.    Top-Up Option.

(a)           The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.04, to purchase at a price per share equal to the Offer Price paid in the Offer that number of newly issued shares of Company Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent and its Subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 80% of the shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Shares on a partially diluted basis (assuming conversion or exercise of all deferred stock units but not any other derivative securities including stock options); provided, however, that (i) the Top-Up Option shall not be exercisable for a number of shares of Company Common Stock in excess of the shares of Company Common Stock authorized and unissued or held in the treasury of the Company at the time of exercise, (ii) the Top-Up Option shall not be exercisable unless immediately after such exercise and the issuance of the Top-Up Shares, Merger Sub shall own at least 80% of the outstanding shares of Company Common Stock (determined on a partially diluted basis assuming conversion or exercise of all deferred stock units but not any other derivative securities including stock options) and (iii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares shall not be prohibited by any Law or Order.  Upon Parent’s request, the Company shall use its reasonable best efforts to cause its transfer agent to certify in writing to Parent the number of shares of Company Common Stock issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Shares.  The Top-Up Option shall be exercisable only once, in whole but not in part, at any time following the Offer Closing (only after Merger Sub has accepted and paid for all shares of Company Common Stock validly tendered and not validly withdrawn) and prior to the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms.

(b)           In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall give the Company at least five (5) Business Days prior written notice, specifying (i) the number of shares of Company Common Stock owned by Parent and its Subsidiaries at the time of such notice (giving effect to the Offer Closing) and (ii) a place and a time for the closing of such purchase.  The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Merger Sub specifying, based on the information provided by Merger Sub in its notice, the number of Top-Up Shares to be purchased by Merger Sub.  At the closing of the purchase of Top-Up Shares, the aggregate purchase price owed by Merger Sub to the Company for the Top-Up Shares shall be paid to the Company at Parent’s election, either (i) entirely in cash, by wire transfer of same-day funds or (ii) by (A) paying in cash by wire transfer of same-day funds an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) issuing to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (A) (the “Promissory Note”).  The Promissory Note (i) shall bear simple interest at a rate of five percent (5%) per annum, payable in arrears at maturity, (ii) shall mature on the first anniversary of the date of execution of the Promissory Note, (iii) shall be full recourse to Parent and Merger Sub, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) shall have no other material terms.  The Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares or, if the Company does not then have certificated shares, the applicable number of Book-Entry Shares.  Such certificates or Book-Entry Shares may include any legends that are required by federal or state securities Laws.

(c)           Parent and Merger Sub acknowledge that no Top-Up Shares issued upon exercise of the Top-Up Option will be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and that all such shares will be issued in reliance upon an applicable exemption from registration under the Securities Act.  Each of Parent and Merger Sub hereby represents and warrants to the Company that Merger Sub is, and will be, upon the purchase of the Top-Up Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act.  Merger Sub agrees that the Top-Up Option and the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(d)           Any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Subchapter 15D of the PBCL as contemplated by Section 3.03.

(e)           If Merger Sub elects to exercise the Top-Up Option, as soon as practicable after such exercise, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ Stock Market (“NASDAQ”) to cause the delisting of the Company and of the Company Common Stock from NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

ARTICLE II
THE MERGER

Section 2.01.     The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the PBCL, at the Effective Time, Merger Sub will merge with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the PBCL as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

Section 2.02.     Closing.  Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Philadelphia, Pennsylvania time, as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto.  The Closing shall be held at the offices of Stradley Ronon Stevens & Young, LLP, 2600 One Commerce Square, Philadelphia, PA 19103, unless another place is agreed to in writing by the parties hereto, and the actual date of the Closing is hereinafter referred to as the “Closing Date.”

Section 2.03.     Effective Time.  Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub will cause articles of merger (the “Articles of Merger”) to be executed, acknowledged and filed with the Department of State of the Commonwealth of Pennsylvania in accordance with the relevant provisions of the PBCL and shall make all other filings or recordings required under the PBCL.  The Merger will become effective at such time as the Articles of Merger have been duly filed with the Department of State of the Commonwealth of Pennsylvania or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Articles of Merger in accordance with the PBCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.04.     Effects of the Merger.  The Merger shall have the effects set forth herein and in the applicable provisions of the PBCL.  Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 2.05.     Articles of Incorporation; By-laws.  Subject to Section 6.08, at the Effective Time, (a) the articles of incorporation and by-laws of the Surviving Corporation shall be amended so as to read in their entirety to be identical to the articles of incorporation and by-laws of Merger Sub as in effect following the required assignment described in Section 9.11 and immediately prior to the Effective Time until thereafter amended in accordance with the terms thereof, the articles of incorporation of the Surviving Corporation or as provided by applicable Law.

Section 2.06.     Directors and Officers.  The directors and officers of Merger Sub, in each case, following the required assignment described in Section 9.11 and immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

ARTICLE III
EFFECT OF THE MERGER ON CAPITAL STOCK

Section 3.01.     Effect of the Merger on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holder of any capital stock of Parent, Merger Sub or the Company:

(a)           Cancellation of Certain Company Common Stock.  Each share of Company Common Stock that is owned by Parent, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned Subsidiaries will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)           Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including Restricted Shares, but excluding (i) shares to be cancelled and retired in accordance with Section 3.01(a), and (ii) Dissenting Shares) will be converted into the right to receive, in cash and without interest, an amount equal to the Offer Price or the appropriate fraction thereof, in the case of a fractional share, if any (the “Merger Consideration”).  At the Effective Time, all shares of Company Common Stock will no longer be outstanding and all shares of Company Common Stock will be cancelled and retired and will cease to exist, and, subject to Section 3.03, each holder of a certificate formerly representing any such shares (each, a “Certificate”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 3.02 hereof.

(c)           Conversion of Merger Sub Capital Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding following the required assignment described in Section 9.11 and immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Section 3.02.     Surrender and Payment.

(a)           Prior to the Effective Time, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the agent for the purpose of exchanging the Merger Consideration for: (i) the Certificates, or (ii) book-entry shares which immediately prior to the Effective Time represented the shares of Company Common Stock (the “Book-Entry Shares”).  At or prior to the Closing, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Exchange Agent, funds sufficient to pay the aggregate Merger Consideration that is payable in respect of all of the shares of Company Common Stock represented by the Certificates and the Book-Entry Shares (the “Payment Fund”) in amounts and at the times necessary for such payments.  If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of shares shall be entitled under Section 3.01(b), Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit in trust additional cash with the Exchange Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for the payment thereof.  The Payment Fund shall not be used for any other purpose.  The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration.  Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock at the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent) for use in such exchange.

(b)           Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Book-Entry Share upon (i) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares.  Until so surrendered or transferred, as the case may be, and subject to the terms set forth in Section 3.03, each such Certificate or Book-Entry Share, as applicable, shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable in respect thereof.  No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any Certificate or Book-Entry Share.  Upon payment of the Merger Consideration pursuant to the provisions of this Article III, each Certificate or Certificates so surrendered shall immediately be cancelled.

(c)           If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)           All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article III.

(e)           Any portion of the Payment Fund that remains unclaimed by the holders of shares six (6) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 3.02 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration.  If any Certificate has not been surrendered immediately prior to such date on which Merger Consideration in respect of such Certificate would irrevocably escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.  Notwithstanding the foregoing, none of Parent, Merger Sub, Exchange Agent, the Surviving Corporation, or the Company shall be liable to any holder of shares of Company Common Stock for any amounts properly paid to any Governmental Entity or public official pursuant to applicable abandoned property, escheat or similar applicable Laws.

(f)           Any portion of the Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to Parent, upon demand.

Section 3.03.      Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, including Section 3.01, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 3.01(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised dissenters rights (if applicable) of such shares in accordance with Subchapter 15D of the PBCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenters rights under the PBCL with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Subchapter 15D of the PBCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to dissenters pursuant to Subchapter 15D of the PBCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Subchapter 15D of the PBCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.01(b), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Share, as the case may be.  Notwithstanding anything to the contrary contained in Section 3.01(b), if the Merger is rescinded or abandoned prior to the Effective Time, then the right of any shareholder to be paid the fair value of such shareholder’s Dissenting Shares pursuant to Subchapter 15D of the PBCL shall cease.  The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the PBCL that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands.  Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section 3.04.      Adjustments.  Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur (other than the issuance of additional shares of capital stock of the Company as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the Offer Price and the Merger Consideration (as applicable) and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change.

Section 3.05.      Withholding Rights.  Each of the Exchange Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the Offer Price and the Merger Consideration, as the case may be, otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”), or any provision of state, local or foreign Tax Law.  To the extent that amounts are so deducted and withheld by the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 3.06.      Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated under this Article III.

Section 3.07.       Treatment of Stock Options and Other Stock-based Compensation.

(a)           The Company shall take all requisite action so that, at the Effective Time, each option to acquire shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Stock Option or any other Person, cancelled and converted into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock subject to such Company Stock Option, multiplied by (y) the excess, if any, of the Merger Consideration over the per share exercise price under such Company Stock Option, less any Taxes required to be withheld in accordance with Section 3.05.

(b)           The Company shall take all requisite action so that, at the Effective Time, (i) each deferred stock unit award outstanding (each, a “Company Stock Award”) under any Company Stock Plan (as defined below), immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Stock Award or any other Person, cancelled and converted into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock in respect of such Company Stock Award multiplied by (y) the Merger Consideration, less any Taxes required to be withheld in accordance with Section 3.05, and (ii) any right of repurchase or risk of forfeiture or other condition under any award agreement for Restricted Shares shall lapse and any vesting thereon shall fully accelerate, in each case, as of immediately prior to the Effective Time.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered Section of the disclosure letter, dated the date of this Agreement and delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) or in another Section of the Company Disclosure Letter to the extent that it is reasonably apparent that such disclosure is applicable to such Section, and except as set forth in the Company SEC Documents (but disregarding risk factor disclosures or disclosures set forth in any “forward looking statements” or any other statements that are similarly non-specific, predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub as set forth below in Article IV.  Except as set forth below, the Company does not make, and has not made, any representations or warranties in connection with the Offer or the Merger.

Section 4.01.     Organization; Standing and Power; Charter Documents; Minutes; Subsidiaries.

(a)           Organization; Standing and Power.  The Company and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted.  Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Charter Documents.  The Company has delivered or made available to Parent a true and correct copy of the articles of incorporation, by-laws or like organizational documents, each as amended to date (collectively, the “Charter Documents”), of the Company and each of its Subsidiaries.  Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents, except where such violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Subsidiaries.  Section 4.01(c)(i) of the Company Disclosure Letter lists each of the Subsidiaries of the Company as of the date hereof and its jurisdiction of organization.  Each Subsidiary of the Company is wholly-owned by the Company.  Except as set forth in Section 4.01(c)(i) of the Company Disclosure Letter, all of the outstanding shares of capital stock of each Subsidiary of the Company have been validly issued, were issued free of pre-emptive rights and are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests, except for any restrictions imposed by applicable securities Laws.  Except for the capital stock of its Subsidiaries and except as set forth in Section 4.01(c)(i) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 4.02.      Capital Structure.

(a)           Capital Stock.  The authorized capital stock of the Company consists of thirty million (30,000,000) shares of Company Common Stock.  As of the date of this Agreement, (i) eight million six hundred twenty-two thousand eight hundred forty-seven (8,622,847) shares of Company Common Stock were issued and outstanding (including three hundred sixty-nine thousand five hundred fourteen (369,514) shares of issued and outstanding Company Common Stock represented by Restricted Shares), and (ii) four hundred ninety three thousand six hundred thirty-six (493,636) shares of Company Common Stock were issued and held by the Company in its treasury.  All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.  No Subsidiary of the Company owns any shares of Company Common Stock.

(b)           Stock Awards.

(i)           As of the date of this Agreement, an aggregate of three hundred seventy-three thousand four hundred eighty (373,480) shares of Company Common Stock were subject to issuance pursuant to Company Stock Options or Company Stock Awards granted under the 1994 Long Term Incentive Plan, 1997 Long Term Incentive Plan, the 2003 Long Term Incentive Plan, the Amended and Restated 2006 Long Term Incentive Plan, the Deferred Stock Unit Plan and the Management Stock Purchase Plan (the plans referred to immediately above and the award or other applicable agreements entered into thereunder, in each case as amended, are collectively referred to herein as the “Company Stock Plans”), which excludes three hundred sixty-nine thousand five hundred fourteen (369,514) shares of issued and outstanding Company Common Stock represented by Restricted Shares.  All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(ii)           Except for the Company Stock Plans, the Restricted Shares and as set forth in Section 4.02(b)(ii) of the Company Disclosure Letter, there are no Contracts to which the Company is a party obligating the Company to accelerate the vesting of any Company Equity Award as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events).  Other than the Company Equity Awards, the Restricted Shares and as set forth in Section 4.02(b)(ii) of the Company Disclosure Letter, as of the date hereof, there are no outstanding (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt or shares of capital stock of the Company, (B) options, warrants or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company or (C) restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company or its Subsidiaries (the items in clauses (A), (B) and (C), together with the capital stock of the Company, being referred to collectively as “Company Securities”).  All outstanding shares of Company Common Stock and all outstanding Company Equity Awards and all outstanding shares of capital stock, voting securities or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(iii)           There are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or Company Subsidiary Securities.  Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to any Company Securities or Company Subsidiary Securities.

(c)           Voting Debt.  No bonds, debentures, notes or other indebtedness issued by the Company or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of the Company or any of its Subsidiaries, are issued or outstanding (collectively, “Voting Debt”).

(d)           Company Subsidiary Securities.  As of the date hereof, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt, capital stock, voting securities or other ownership interests in any Subsidiary of the Company, (ii) options, warrants or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt, capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Subsidiary of the Company, or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock, voting securities or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”).

Section 4.03.     Authority; Non-contravention; Governmental Consents.

(a)           Authority.  The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement at the Company Shareholders Meeting (at which a quorum is present) by a majority of the votes cast at such meeting by all shareholders entitled to vote on the Agreement (the “Requisite Company Vote”) if required by applicable Law, to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the

Offer, the Merger and the other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Offer, the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the Company Board taking action in connection with calling and holding the Company Shareholder Meeting (e.g., set meeting and record date), and to the receipt of the Requisite Company Vote if required by applicable Law.  If approval of the Merger by the holders of Company Common Stock is required by applicable Law, the Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors rights generally and by general principles of equity.

(b)           Non-contravention.  Except as set forth in Section 4.03(b) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries; (ii) subject to compliance with the requirements set forth in clauses (i) through (vi) of Section 4.03(c) and, in the case of the consummation of the Merger, obtaining the Requisite Company Vote if required by applicable Law, conflict with or violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, alterations, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any Consents, in each case, would not have, individually or in the aggregate, a Company Material Adverse Effect or prevent the consummation of the transactions contemplated hereby.

(c)           Governmental Consents.  Except as set forth in Section 4.03(c) of the Company Disclosure Letter, no consent, approval, order or authorization of, or registration, declaration or filing with, or notice to (any of the foregoing being a “Consent”), any national, state, municipal, local or foreign government, any court, administrative agency or commission or other governmental authority, or any quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Offer, the Merger and other transactions contemplated hereby, except for: (i) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania; (ii) the filings with the SEC in accordance with the applicable requirements of the Exchange Act, the

Securities Act or applicable state securities or “blue sky” Laws, (iii) such Consents as may be required under (A) the HSR Act or (B) any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (together with the HSR Act, the “Antitrust Laws”), in any case that are applicable to the transactions contemplated by this Agreement; (iv) the rules and regulations of NASDAQ; (v) the filing of an informational notice by Merger Sub with the Pennsylvania Securities Commission in order to perfect an exemption from the registration requirements of the Pennsylvania Takeover Disclosure Law, 70 P.S.  §71., et seq., pursuant to 70 P.S.  §78(a); and (vi) such other Consents which if not obtained or made would not have, individually or in the aggregate, a Company Material Adverse Effect or prevent the consummation of the transactions contemplated hereby.

(d)           Board Approval.  The Company Board has unanimously, by resolutions duly adopted at a meeting of the directors of the Company duly called and held and not subsequently rescinded or modified in any way, (i) approved and adopted this Agreement and has determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company, and (ii) resolved to recommend that Company shareholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer (the “Company Board Recommendation”).

Section 4.04.     SEC Filings; Financial Statements; Internal Controls; Sarbanes-Oxley Act Compliance.

(a)           SEC Filings.  The Company has filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since December 29, 2007 (the “Company SEC Documents”).  As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, and the Exchange Act, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents.  None of the Company SEC Documents, including any financial statements or schedules included therein, at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC.  To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b)           Financial Statements.  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents: (i) complied in all material respects with the applicable accounting requirements and published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the Company’s consolidated results of operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.  The consolidated balance sheet of the Company and its Subsidiaries as of December 25, 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal year December 25, 2010 (including, in each case, any related notes thereto) as shall be reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2010 to be filed with the SEC under the Exchange Act, accompanied by the audit report of the independent public accountants of the Company: (i) shall comply in all material respects with the applicable accounting requirements and published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) shall be prepared in accordance with GAAP applied on a consistent basis throughout the period involved (except as may be indicated in the notes thereto); and (iii) shall fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the Company’s consolidated results of operations and cash flows for the period indicated therein.

(c)           Internal Controls.  The Company and each of its Subsidiaries has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements.

(d)           Disclosure Controls and Procedures.  The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to provide reasonable assurances that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(e)           Undisclosed Liabilities.  The unaudited balance sheet of the Company dated as of December 25, 2010, a copy of which has been provided to Parent, is hereinafter referred to as the “Company Balance Sheet.” Except as set forth in Section 4.04(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any Liabilities other than Liabilities that (i) are reflected or recorded on the Company Balance Sheet (including in the notes thereto), (ii) were incurred since the date of the Company Balance Sheet in the ordinary course of business, (iii) are incurred in connection with the transactions contemplated by this Agreement, (iv) have been discharged or paid in full prior to the date hereof, (v) are of a nature not required to be reflected in the consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP, or (vi) are in an amount less than $100,000.

(f)           Sarbanes-Oxley Compliance.  Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.  Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries.  Since their respective applicable effective dates, the Company has been in compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of NASDAQ, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)           Except as set forth in Section 4.04(g) of the Company Disclosure Letter, from December 29, 2007 through the date of this Agreement, the Company has not received any written notification of any (i) “significant deficiency” or (ii) “material weakness” in the Company’s internal controls over financial reporting.  To the Knowledge of the Company, there is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by the Company.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date hereof.

Section 4.05.     Absence of Certain Changes or Events.  Except as set forth in Section 4.05 of the Company Disclosure Letter, as disclosed in the Company SEC Documents and in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, since the date of the Company Balance Sheet the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business and there has not been or occurred:

(a)           any Company Material Adverse Effect or any event, condition, change or effect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(b)           any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.01.

Section 4.06.      Taxes.  Except as set forth in Section 4.06 of the Company Disclosure Letter with respect to subsections (a) through (m) below:

(a)           Tax Returns and Payment of Taxes.  Since January 1, 2003, the Company and each of its Subsidiaries have duly filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them.  Such Tax Returns are true, complete and correct in all material respects.  Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice.  All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company’s financial statements (in accordance with GAAP).  The Company Balance Sheet reflects an adequate reserve (in accordance with GAAP) for all material Taxes payable by the Company and its Subsidiaries through the date of the Company Balance Sheet.  Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since the date of the Company’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b)           Withholding.  Since January 1, 2003, the Company and each of its Subsidiaries have withheld and paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any Company Employee, independent contractor, creditor, customer, shareholder or other party, and materially complied with all information reporting and backup withholding provisions of applicable Law.

(c)           Liens.  There are no Liens, other than Permitted Liens, for material Taxes upon the assets of the Company or any of its Subsidiaries.

(d)           Tax Deficiencies and Audits.  Since January 1, 2007, no deficiency for any material amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against the Company or any of its Subsidiaries remains unpaid.  There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company or any of its Subsidiaries.  To the Knowledge of the Company, there are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Company or any of its Subsidiaries.

(e)           Tax Jurisdictions.  Since January 1, 2007, to the Knowledge of the Company, no claim has been made in writing by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(f)           Tax Rulings.  Since January 1, 2007, neither the Company nor any of its Subsidiaries has entered into any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any material Taxes.

(g)           Consolidated Groups, Transferee Liability and Tax Agreements.  Except with respect to the affiliated group comprising the Company and its Subsidiaries with the Company as its common parent, since January 1, 2003 neither the Company nor any of its Subsidiaries (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis, (ii) has any material Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, by Contract, or otherwise, or (iii) is a party to, bound by or has any material Liability under any Tax sharing, allocation or indemnification agreement or arrangement (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

(h)           Change in Accounting Method.  Since January 1, 2007, neither Company nor any of its Subsidiaries has agreed to make, nor is it required to make, any adjustment under Sections 481(a) of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise.

(i)           Post-Closing Tax Items.  The Company and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount received on or prior to the Closing Date.

(j)           Ownership Changes.  Without regard to this Agreement, neither the Company nor any of its Subsidiaries since January 1, 2007 has, to the Knowledge of the Company, undergone an “ownership change” within the meaning of Section 382 of the Code.

(k)           US Real Property Holding Corporation.  Neither Company nor any of its Subsidiaries has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.

(l)           Section 355.  Since January 1, 2007, neither Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(m)           Reportable Transactions.  Since January 1, 2007, neither Company nor any of its Subsidiaries has been a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(n)           Tax Treatment.  Section 4.06 of the Company Disclosure Letter sets forth the following information with respect to the Company and each of its Subsidiaries: (i) as of its most recently filed Tax Return, the amount of any net operating loss, net capital loss, unused investment or other credit allowable to the Company or any Subsidiary and (ii) the principal terms of any agreement with any taxing authority which provides for preferential or special tax treatment to the Company or any Subsidiary of the Company.  The consummation of the transactions contemplated by this Agreement will not adversely impact the preferential or specified tax treatment provided for in any such agreement described in Section 4.06(n)(ii) above.

Section 4.07.     Intellectual Property.

(a)           Right to Use; Title.  The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to, or has the valid right to use all Intellectual Property used or held for use in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted and contemplated (“Company IP”), free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Section 4.07 of the Company Disclosure Letter sets forth all Company IP registered in the United States that is owned by the Company or its Subsidiaries or for which an application for federal registration has been submitted to the United States Patent and Trademark Office.

(b)           Validity and Enforceability.  The Company and its Subsidiaries’ rights in all owned Company IP are valid, subsisting and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and each of its Subsidiaries has taken reasonable steps to maintain all owned Company IP and to protect and preserve the confidentiality of all Trade Secrets included in all owned Company IP, except where the failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Company IP Agreements.  Except as set forth in Section 4.07 of the Company Disclosure Letter, the consummation of the transactions contemplated hereunder will not result in the loss or impairment of any rights of the Company or any of its Subsidiaries under any of the Company IP Agreements, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)           Non-Infringement.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the conduct of the businesses of the Company and any of its Subsidiaries has not within the past three (3) years infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property of any other Person; and (ii) to the Knowledge of the Company, no third party is infringing upon, violating or misappropriating any Company IP.

(e)           IP Legal Actions and Orders.  There are no Legal Actions pending or, to the Knowledge of the Company, threatened: (i) alleging any infringement, misappropriation or violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries; (ii) challenging the validity, enforceability or ownership of any owned Company IP or the Company’s or any of its Subsidiaries’ rights with respect to any Company IP, in each case except for such Legal Actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and its Subsidiaries are not subject to any outstanding Order that restricts or impairs the use of any Company IP, except where compliance with such Order would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.08.       Compliance; Permits.

(a)           Compliance.  Except as set forth in Section 4.08 of the Company Disclosure Letter, the Company and each of its Subsidiaries is and, since January 1, 2008, has been in compliance with, all Laws or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as set forth in Section 4.08 of the Company Disclosure Letter, since January 1, 2008, no Governmental Entity has issued any notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Permits.  The Company and its Subsidiaries hold, to the extent legally required to operate their respective businesses as such businesses are being operated as of the date hereof, all permits, licenses, authorizations and approvals from Governmental Entities (collectively, “Permits”), except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  No suspension or cancellation of any Permits of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as set forth in Section 4.08 of the Company Disclosure Letter,  the Company and each of its Subsidiaries is and, since January 1, 2008, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.09.       Litigation.  As of the date hereof, except as set forth in Section 4.09 of the Company Disclosure Letter, there is no action, suit, arbitration, proceeding or, to the Knowledge of the Company, governmental investigation (each, a “Legal Action”), pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or any executive officer or director of the Company or any of its Subsidiaries in their capacities as such, in each case by or before any Governmental Entity, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither of the Company nor any of its Subsidiaries is subject to any order, writ, decision, injunction, decree, ruling or judgment of a Governmental Entity (“Order”), whether temporary, preliminary or permanent, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10.       Brokers’ and Finders’ Fees.  Except for fees payable to Janney Montgomery Scott, LLC (the “Company Financial Advisor”) pursuant to an engagement letter listed in Section 4.10 of the Company Disclosure Letter, a correct and complete copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions in connection with this Agreement or any transaction contemplated hereby.

Section 4.11.        Related Party Transactions.  There does not exist any transaction of the type described in item 404(a) of Regulation S-K promulgated by the SEC.

Section 4.12.        Employee Matters.

(a)           Schedule.  Section 4.12(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date hereof, of each material plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment, severance, retention, change in control or consulting plan, program arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is sponsored, maintained, contributed to, or required to be contributed to, by the Company, any of its Subsidiaries or Company ERISA Affiliates for the benefit of any current or former employee or director of the Company, any of its Subsidiaries or Company ERISA Affiliates (each, a “Company Employee”), or with respect to which the Company, any of its Subsidiaries or Company ERISA Affiliates has or may have any material Liability (collectively, the “Company Employee Plans”).

(b)           Documents.  The Company has made available to Parent correct and complete copies (or, if a plan is not written, a written description) of all Company Employee Plans and amendments thereto and forms of award agreements supplementing the content of Company Employee Plans in each case that are in effect as of the date hereof, and, to the extent applicable to the payment of a benefit or compensation, (i) all related trust agreements, funding arrangements, insurance Contracts and amendments thereto now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise, (ii) the most recent determination letter received regarding the tax-qualified status of each Company Employee Plan and the application for any pending determination letter request, (iii) the most recent financial statements for each Company Employee Plan, (iv) the Form 5500 Annual Returns/Reports for the most recent three (3) plan years for each Company Employee Plan, (v) the current summary plan description for each Company Employee Plan, (vi) for the preceding three (3) plan years, all actuarial valuation reports related to any Company Employee Plans, and (vii) all annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports and summary plan descriptions issued with respect to the Company Employee Plans are correct and accurate in all material respects as of the dates thereof, and there have been no amendments filed to any of such reports, returns, statements, valuations or descriptions or required to make the information therein correct and accurate in all material respects.

(c)           Employee Plan Compliance.  Except as set forth in Section 4.12(c) of the Company Disclosure Letter, (i) each Company Employee Plan (other than any multiemployer plans within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”)) has been established, administered, and maintained in all respects in accordance with its terms and in compliance with applicable Laws, including but not limited to ERISA, the Code and federal securities Laws, and to the Knowledge of the Company, each Multiemployer Plan has been established and maintained in all respects in accordance with its terms and in compliance with applicable Laws, except, in either case, for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) all the Company Employee Plans that are intended to be qualified under Sections 401(a) and 501(a) of the Code are so qualified and have received timely determination letters from the IRS and, as of the date hereof, no such determination letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened, and to the Knowledge of the Company, as of the date hereof, no circumstance exists that is likely to result in the loss of such qualified status under Sections 401(a) and 501(a) of the Code; (iii) the Company, its Subsidiaries and Company ERISA Affiliates, where applicable, have timely made all material contributions and other material payments required by and due under the terms of each Company Employee Plan and applicable Law, and all benefits accrued under any unfunded Company Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with GAAP; (iv) except to the extent limited by applicable Law, each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, the Company, any of its Subsidiaries or Company ERISA Affiliates (other than ordinary administration expenses and in respect of accrued benefits thereunder); (v) as of the date hereof, there are no Legal Actions pending with respect to any Company Employee Plan; (vi) as of the date hereof, there are no Legal Actions pending, or to the Knowledge of the Company, threatened with respect to any Company Employee Plan (in each case, other than routine claims for benefits); and (vii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in a transaction under Section 406 of ERISA or Section 4975 of the Code that could subject the Company, any Subsidiary of the Company or Company ERISA Affiliate to a Tax or penalty imposed by either Section 4975 of the Code or Sections 502(a)(2) or 502(i) of ERISA.

(d)           Neither the Company nor any Company ERISA Affiliate, nor their respective directors, officers, managers or employees or, to the Knowledge of the Company, any Company Employee Plan “fiduciary,” within the meaning of Section 3(21) of ERISA, has incurred or reasonably expects to incur, either directly or indirectly, any material liability under Title I or Title IV of ERISA, or related provisions of the Code or Law relating to employee benefit plans, with respect to any Company Employee Plan.

(e)           Certain Company Employee Plans.  With respect to each Company Employee Plan:

(i)           no such plan is a Multiemployer Plan or a “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither the Company nor any of its Company ERISA Affiliates has at any time contributed to or has had or to the Company’s Knowledge will have any liability or obligation in respect of any such Multiemployer Plan or multiple employer plan in the past, present or future; and

(ii)           no Legal Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan, to appoint a trustee for any such plan or take any other action with respect to such plan, including but not limited to any action related to a waiver of the minimum funding standards of Section 302 of ERISA or Section 412 of the Code.

(f)           Except as set forth in Section 4.12(f) of the Company Disclosure Letter, neither the Company nor any Company ERISA Affiliate (i) has sponsored, maintained or contributed to, or been obligated to maintain or contribute to, or has any liability under, any pension plan within the meaning of Section 3(2) of ERISA (each, a “Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan; (ii) has any unsatisfied liability under Title IV of ERISA or Section 412 of the Code; (iii) has an “unfunded benefit liability” (as defined in Section 4001(a)(18) of ERISA) as of the respective last annual valuation date for each such Pension Plan, and there has been no material adverse change in the financial condition of any Pension Plan since its last actuarial annual valuation; (iv) has liability under Title IV of ERISA or Section 412 of the Code (other than for premiums to the Pension Benefit Guaranty Corporation) nor is expected to incur such liability with respect to any ongoing, frozen or terminated “single-employer” plan (as defined in Section 4001(a)(15) of ERISA), currently or formerly maintained by any of them; or (v) has a Pension Plan with an “accumulated funding deficiency” (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, nor has any waiver of the minimum funding standards of Section 302 of ERISA or Section 412 of the Code been requested for such a Pension Plan.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no Pension Plan or related trust has been terminated during the last five (5) years, (ii) there has been no “reportable event” (as defined in Section 4043 of ERISA), other than an event for which the 30-day notice period has been waived, with respect to any Pension Plan during the last five (5) years, and (iii) no notice of a reportable event shall be required to be filed in connection with the Merger.

(g)           No Post-Employment Obligations.  Except as set forth in Section 4.12(g) of the Company Disclosure Letter, no Company Employee Plan provides post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither the Company nor any of its Subsidiaries nor any Company ERISA Affiliate has any Liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any Company Employee (either individually or to Company Employees as a group) or any other person that such Company Employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by COBRA or other applicable Law.

(h)           No Company Employee Plan has within the three (3) years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

(i)           Health Care Compliance.

(i)           To the Knowledge of the Company, each of the Company and its Company ERISA Affiliates comply in all material respects with the applicable requirements of COBRA or any similar state statute with respect to each Company Employee Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute.

(ii)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(A)           all “welfare plans,” within the meaning of Section 3(1) of ERISA (“Welfare Plans”) that are group health plans, including each benefit package made available under such plans in which Company Employees, former Company Employees and Company Continuing Employees of the Company or its Subsidiaries participate, meet the definition of “grandfathered health plan coverage” as set forth in 26 CFR § 54.9815-1251T, and all steps necessary to retain such status have been taken;

(B)           all Welfare Plans that are group health plans in which Company Employees, former Company Employees and Company Continuing Employees of the Company or its Subsidiaries participate have been timely amended to meet and have been operated consistently with the requirements of the PPACA;

(C)           no amendments that are effective on or after March 23, 2010 have been made to any Welfare Plan that is a group health plan in which Company Employees, former Company Employees and Company Continuing Employees of the Company or its Subsidiaries participate other than mandatory amendments required under PPACA;

(D)           no Welfare Plan that is a group health plan in which former Company Employees of the Company or its Subsidiaries participates meets the requirements of the former employee-only plan exception set forth in Section 732(a) of ERISA and Section 9831(a) of the Code; and

(E)           no application has been filed under the Early Retiree Reinsurance Program administered by the Department of Health & Human Services with respect to any Welfare Plan that is a group health plan in which a former Company Employee participates.

(j)           Effect of Transaction.  Except as set forth in Section 4.12(c) or Section 4.12(j) of the Company Disclosure Letter, neither the execution of this Agreement, the consummation of the Offer, the Merger, nor any of the transactions contemplated by this Agreement will: (i) entitle any current or former director, Company Employee, former Company Employee, Company Continuing  Employee, contractor or consultant of the Company to severance pay or any other payment; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual, (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Employee Plan, (iv) increase the amount payable or result in any other material obligation pursuant to any Company Employee Plan, or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(k)           Except as listed in Section 4.12(k) of the Company Disclosure Letter, no Company Employee Plan has a provision and no commitment (whether oral or in writing) has been made that restricts the Company or its Subsidiaries from amending or terminating such plan, except that the legal obligation to bargain over mandatory subjects of bargaining under any Law shall not be considered such a restriction.

(l)           The Company has identified to Parent in Section 4.12(l) of the Company Disclosure Letter each Company Employee, if any, who currently is on authorized leave or disability leave and his or her job title and each current or former Company Employee, if any, who has requested authorized leave to begin after the date of this Agreement or has commenced disability leave.

(m)           No Company Employee Plan is or at any time was funded through a “welfare benefit fund” (within the meaning of Section 419(e) of the Code), and no benefits under any Company Employee Plan are or at any time have been provided through a “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code) or a “supplemental unemployment benefit plan” (within the meaning of Section 501(c)(17) of the Code).

(n)           Each Company Employee Plan which constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated in accordance with Section 409A of the Code and the regulations promulgated thereunder with respect to amounts subject to such requirements, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.  With respect to each Company Employee Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code, neither the Company nor any Subsidiary of the Company has any obligation to provide any “gross-up” or similar payment to any Company Employee to reimburse him or her for additional taxes or penalties associated with taxes in the event any such plan fails to comply with Section 409A of the Code.

(o)           No outstanding compensatory stock option (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such award, or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code); provided, however, if any such outstanding award is otherwise subject to Section 409A of the Code, such award is, and has been in compliance with Section 409A of the Code and any guidance issued with respect thereto.

(p)           Except as listed in Section 4.12(p) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liability or obligations, including under or on account of a Company Employee Plan, arising out of the hiring of Persons to provide services to the Company or any of its Subsidiaries and treating such Persons as consultants or independent contractors and not as employees of the Company or any of its Subsidiaries, except for any such liabilities or obligations that, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(q)           Except as set forth in Section 4.12(q) of the Company Disclosure Letter, no payments or benefits reasonably expected to be provided under any of the Company Employee

Plans are reasonably expected to fail to be deductible under Section 162(m) of the Code or Section 280G of the Code.

Section 4.13.     Labor and Employment Matters.

(a)           Employment Law Matters.  The Company and each of its Subsidiaries: (i) is in compliance with all applicable Laws and agreements respecting hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee health and safety, leasing and supply of temporary and contingent staff and immigration with respect to Company Employees and contingent workers; and (ii) is in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council or other body representing Company Employees, except in the case of clauses (i) and (ii) immediately above, where the failure to be in compliance with the foregoing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Labor.  Except as set forth in Section 4.13(b) of the Company Disclosure Letter, neither Company nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council or trade union with respect to any of its or their operations.  No material work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries with respect to employees is pending, threatened or has occurred in the last two (2) years.  As of the date hereof, except as set forth in Section 4.13(b) of the Company Disclosure Letter, none of the current Company Employees are represented by a labor organization, work council or trade union and, to the Knowledge of the Company, there is no organizing activity, Legal Action, election petition, union card signing or other union activity or union corporate campaigns of or by any labor organization, trade union or work council directed at the Company or any of its Subsidiaries, or any current Company Employees.  As of the date hereof, there are no Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened relating to any employment related matter involving any Company Employee or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14.     Real Property and Personal Property Matters.

(a)           Owned Real Estate.  Except as set forth in Section 4.14(a) of the Company Disclosure Letter and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one or more of its Subsidiaries has good and marketable fee simple title to its respective Owned Real Estate free and clear of any Liens other than the Permitted Liens.  As of the date hereof, neither the Company nor any of its Subsidiaries (i) currently lease all or any part of the Owned Real Estate or (ii) has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Owned Real Properties.

(b)           Leased Real Estate.  Except as set forth in Section 4.14(b) of the Company Disclosure Letter and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a valid and subsisting leasehold estate in each parcel of real property demised under a Lease for the full term of the respective Lease free and clear of any Liens other than Permitted Liens.  Except as set forth in Section 4.14(b) of the Company Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Leases are valid and in full force and effect except to the extent they have previously expired or terminated in accordance with their terms, and (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Lease.  Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred any material Lease nor has the Company or any of its Subsidiaries entered into with any other Person (other than another wholly-owned Subsidiary of the Company) any sublease, license or other agreement that is material to the Company and its Subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the Leased Real Estate.  The Company has delivered or otherwise made available to Parent true and complete copies of all material Leases (together with all material modifications, amendments, supplements, waivers and side letters thereto) pursuant to which the Company or any of its Subsidiaries thereof leases, subleases or licenses, as tenant, any Leased Real Estate.

(c)           Personal Property.  Except as set forth in Section 4.14(c) of the Company Disclosure Letter and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has good title to, or a valid and binding leasehold interest in, all the personal property owned by it, free and clear of all Liens, other than Permitted Liens.

Section 4.15.     Environmental Matters.  Except as set forth in Section 4.15 of the Company Disclosure Letter and for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           Since January 1, 2008, the Company and its Subsidiaries are, and have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries as currently conducted.

(b)           Since January 1, 2008, neither the Company nor any of its Subsidiaries has (i) produced, processed, manufactured, generated, transported, treated, handled, used, stored, disposed of or released any Hazardous Substances at any Real Estate, except in a manner that would not reasonably be expected to give rise to a material Liability under, and in compliance with, Environmental Laws, or (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material Liability or obligation under any Environmental Law.

(c)           Since January 1, 2008, neither the Company nor any of its Subsidiaries has received written notice of and there is no Legal Action pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law.  Neither the Company nor any of its Subsidiaries is subject to any Order or written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

Section 4.16.      Material Contracts.

(a)           Material Contracts.  For purposes of this Agreement, “Company Material Contract” shall mean the following to which the Company or any of its Subsidiaries is a party or any of their respective assets are bound (excluding any Leases):

(i)           any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by the Company with the SEC;

(ii)           any joint venture, strategic alliance partnership agreement or similar arrangement that is material to the Company;

(iii)           any employment or consulting Contract (in each case with respect to which the Company has continuing obligations as of the date hereof) with any current or former (A) executive officer of the Company, (B) member of the Company Board, or (z) Company Employee providing for an annual base salary in excess of $100,000;

(iv)           any Contract that purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the consummation of the Merger, Parent or any of its Subsidiaries) (A) to engage in any line of business, or (B) to compete with any Person or operate in any geographical location;

(v)           any Contract relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by the Company or any of its Subsidiaries after the date of this Agreement of assets with a fair market value in excess of $250,000;

(vi)           any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $100,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly-owned Subsidiaries of the Company;

(vii)           any employee collective bargaining agreement or other Contract with any labor union; or

(viii)           any other Contract under which the Company or any of its Subsidiaries is obligated to make payment or incur costs in excess of $250,000 in any year, which

Contract is not cancelable without penalty within ninety (90) days, and which is not otherwise described in clauses (i)–(vii) above.

(b)           Schedule of Material Contracts; Documents.  Section 4.16(b) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all Company Material Contracts.  The Company has made available to Parent correct and complete copies of all Company Material Contracts, including any amendments thereto.

(c)           No Breach.  Except as set forth in Section 4.16(c) of the Company Disclosure Letter, (i) all the Company Material Contracts are valid and binding on the Company or its applicable Subsidiary, enforceable against it in accordance with its terms, and is in full force and effect, (ii) neither the Company nor any of its Subsidiaries has violated any provision of, or failed to perform any obligation required under the provisions of, any Company Material Contract, and (iii) neither the Company nor any of its Subsidiaries is in breach, or has received written notice of breach, of any Company Material Contract, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17.     Information in the Proxy Statement.  The letter to the shareholders of the Company, notice of meeting, proxy statement and forms of proxy (collectively the “Company Proxy Statement”), if any (and any amendment thereof or supplement thereto), at the date first mailed to the Company’s shareholders or at the time of any meeting of Company shareholders to be held in connection with the Merger (the “Company Shareholders Meeting”), or at the time of any amendment or supplement thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein supplied by Parent or Merger Sub or their Representatives expressly for inclusion or incorporation by reference in the Company Proxy Statement.  The Company Proxy Statement will comply in all material respects with applicable federal securities Laws and the rules and regulations thereunder.

Section 4.18.     Information in the Schedule 14D-9 and the Offer Documents.  The information supplied by the Company expressly for inclusion in the Offer Documents (and any amendment or supplement thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The Schedule 14D-9 will comply in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities Laws and will not, when filed with the SEC or distributed or disseminated to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or Merger Sub expressly for inclusion therein.

Section 4.19.     Product Standards.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all products prepared and manufactured by or for the Company were, at the time of production, and when applicable, at the time of shipment or delivery: (i) manufactured in accordance with good manufacturing practices, including, but not limited to, sanitary operating procedures, allergenic control programs and safe transportation practices; (ii) not adulterated or misbranded within the meaning of:  (A) the Federal Food, Drug and Cosmetic Act (“FDCA”) including compliance with the FDCA food and color additive amendments and the amendments incorporated by the Nutritional Labeling and Education Act of 1990 or (B) any applicable state or local Law in which the definitions of adulteration and misbranding are substantially the same as those contained in such Acts at the time of such shipment or delivery; and (iii) not articles which could not, under the provisions of Section 404 or 505 of the FDCA, be introduced into interstate commerce.  Since January 1, 2008, no product distributed or sold by the Company posed a health threat or would have warranted Legal Action by any Governmental Entity so that a product recall should have occurred or did, in fact, occur, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.20.     Fairness Opinion.  The Company has received the opinion of the Company Financial Advisor (and has provided a copy of such opinion to Parent) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the consideration to be received in the Offer and the Merger by the holders of shares of Company Common Stock (other than Parent and Merger Sub) is fair, from a financial point of view, to the holders of shares of Company Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 4.21.     State Takeover Statutes.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.07, the Company has taken or shall take all actions necessary to exempt this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement from the provisions of Subchapters D (specifically Section 2538), E, F, G and H of Chapter 25 of the PBCL to the extent, if any, such Subchapters would otherwise be applicable to this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 4.22.     Rights Agreement. The Company Board has approved an amendment to the Rights Agreement, dated as of July 30, 2003 (the “Rights Agreement”), which approval is, and at the Effective Time shall be, effective and has taken all other actions necessary to render the Rights Agreement inapplicable to this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement. The Company has delivered to Parent a true and correct copy of the Rights Agreement in effect as of the execution and delivery of this Agreement, including a copy of such amendment.

Section 4.23.      Relationships with Customers and Suppliers.  Except as set forth in Section 4.23 of the Company Disclosure Letter, between December 25, 2010 and the date of this Agreement, no customer or supplier of the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries has cancelled or otherwise terminated, or provided written notice to the Company or any of its Subsidiaries or its intent, or, to the Knowledge of the

Company, threatened in writing, to terminate its relationship with the Company or its applicable Subsidiary.

Section 4.24.    Certain Business Practices.

(a)           To the Knowledge of the Company, neither the Company nor any director, officer, employee or agent of the Company has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign; or (iii) made any other unlawful payment.

(b)           Since December 25, 2010, the Company has not participated in activities of the type commercially referred to as “trade loading” or “channel stuffing” or any other activity that reasonably could be expected to result in an increase, temporary or otherwise, in the demand for the Company’s products prior to the Effective Time, including sales of such products (i) with payment terms longer than terms customarily offered for such products, (ii) at a greater discount from listed prices than customarily offered for such products, (iii) with shipment terms more favorable than shipment terms customarily offered for such products, (iv) in a quantity greater than the reasonable resale requirement of any particular distributor, or (v) in conjunction with other material benefits to a distributor not previously offered in the ordinary course of business to such distributor.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01.    Organization.  Each of Parent and Merger Sub is a corporation or limited liability company (as applicable) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation (as applicable).

Section 5.02.     Authority; Non-contravention; Governmental Consents.

(a)           Authority.  Each of Parent and Merger Sub has all requisite corporate or limited liability company (as appropriate) power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate or limited liability company (as appropriate) action on the part of Parent and Merger Sub and no other corporate or limited liability company (as appropriate) proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Offer, the Merger and the other transactions contemplated hereby, subject only to the filing of the Articles of Merger pursuant to the PBCL.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors rights generally and by general principles of equity.

(b)           Non-contravention.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, including the Offer and the Merger, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of Parent or Merger Sub; (ii) subject to compliance with the requirements set forth in clauses (i)-(iv) of Section 5.02(c), conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under any Contract to which Parent or its Subsidiaries, including Merger Sub, are a party or otherwise bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the properties or assets of Parent or Merger Sub, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

(c)           Governmental Consents.  No Consent of any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business; (ii) such filings with the SEC as may be required to be made by Parent or Merger Sub in accordance with the Exchange Act in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby; (iii) such Consents as may be required under Antitrust Laws, in any case that are applicable to the transactions contemplated by this Agreement; (iv) such Consents as may be required under applicable state securities or “blue sky” laws or the rules and regulations of The New York Stock Exchange; and (v) such other Consents which if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 5.03.    Information in the Proxy Statement.  None of the information with respect to Parent or Merger Sub that Parent or any of its Representatives supplies to the Company expressly for use in the Company Proxy Statement, if any (and any amendment or supplement thereto), at the date such Company Proxy Statement is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, or at the time of any amendment or supplement thereof, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein supplied by the Company or its Representatives expressly for inclusion or incorporation by reference in the Company Proxy Statement.

Section 5.04.     Information in the Offer Documents.  The Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC or at the time of distribution or dissemination thereof to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made therein supplied by the Company or its Representatives expressly for inclusion in the Offer Documents.  The Offer Documents will comply in all material respects with applicable federal securities Laws and the rules and regulations thereunder.

Section 5.05.     Financial Capability; Broker.  Parent has, and will cause Merger Sub to have at the Offer Closing and prior to the Effective Time, sufficient funds (including committed credit facilities) to pay the aggregate Offer Price and the Merger Consideration contemplated by this Agreement and to perform the other obligations of Parent and Merger Sub contemplated by this Agreement.  Except for fees payable to Deutsche Bank, neither Parent nor Merger Sub has incurred, nor will either incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions in connection with this Agreement or any transaction contemplated hereby.

Section 5.06.     Legal Proceedings.  As of the date hereof, there is no pending or, to the knowledge of Parent, threatened, Legal Action against Parent or any of its Subsidiaries, including Merger Sub, nor is there any injunction, order, judgment, ruling or decree imposed upon Parent or any of its Subsidiaries, including Merger Sub, in each case, by or before any Governmental Entity, that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 5.07.      Ownership of Company Common Stock.  Neither Parent nor any of its Affiliates beneficially owns (as defined in Rule 13d-3 of the Exchange Act) any shares of Company Common Stock.

ARTICLE VI
COVENANTS

Section 6.01.      Conduct of Business of the Company.  The Company shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the Effective Time, except as set forth in Section 6.01 of the Company Disclosure Letter, or as expressly contemplated by this Agreement or as required by applicable Law or with the prior written consent of Parent, conduct its business in the ordinary course of business consistent with recent past practice, and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees and other Persons having business relationships with it.  Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement or as set forth in Section 6.01 of the Company Disclosure Letter or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(a)           amend or propose to amend its Charter Documents (or other comparable organizational documents);

(b)           (i) split, combine or reclassify any Company Securities or Company Subsidiary Securities, (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Company Securities or Company Subsidiary Securities, (iii) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiary);

(c)           issue, grant, sell, pledge, dispose of or encumber any Company Securities or Company Subsidiary Securities, other than (i) the issuance of shares of Company Common Stock upon the exercise of any Company Equity Award outstanding as of the date of this Agreement in accordance with its terms, or (ii) the issuance of shares of Company Common Stock in respect of other equity compensation awards outstanding under Company Stock Plans as of the date of this Agreement in accordance with their terms;

(d)           (i) except as required by any Company Employee Plan or Contract in effect as of the date of this Agreement, increase the compensation or benefits payable or that could become payable by the Company or any of its Subsidiaries to directors, officers or Company Employees, other than increases in compensation made in the ordinary course of business consistent with past practice, (ii) enter into any new or amend in any material respect, any existing employment, severance, retention or change in control agreement with any of its past or present officers or Company Employees, (iii) promote any Company Employees, except in connection with the Company’s annual compensation review cycle or as the result of the termination or resignation of any Company Employee, (iv) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company Employee Plans or make any contribution to any Company Employee Plan, other than contributions required by Law, the terms of such Company Employee Plans as in effect on the date hereof or that are made in the ordinary course of business consistent with past practice, (v) establish, adopt, enter into, amend in any material respect any collective bargaining agreement or other agreement with any labor organization, or (vi) take any action to accelerate any rights or benefits, or make any wage determinations with respect to any such collective bargaining or labor agreement;

(e)           acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances or capital contributions to or investments in any Person in excess of $100,000 in the aggregate, except for loans to or acquisitions from independent sales distributors in the ordinary course of business;

(f)           (i) transfer, license, sell, lease or otherwise dispose of or subject to any Lien (other than a Permitted Lien) any assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in any Subsidiary of the Company, provided that the foregoing shall not prohibit the Company and its Subsidiaries from selling products or distribution routes or from transferring, licensing, selling, leasing or disposing of obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(g)           incur any new indebtedness for borrowed money (except for borrowings under the Company’s revolving credit facility) or guarantee any such indebtedness, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or guarantee any debt securities of another Person;

(h)           institute, settle or compromise any Legal Actions pending or threatened before any arbitrator, court or other Governmental Entity involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $100,000 in the aggregate, other than (i) any Legal Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, and (ii) the settlement of claims, liabilities or obligations reserved against on the most recent balance sheet of the Company included in the Company SEC Documents; provided that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves injunctive or similar relief or has a material restrictive impact on the Company’s business;

(i)           make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;

(j)           enter into any agreement for any capital expenditures having a value in excess of $100,000;

(k)           terminate, cancel or renew (except pursuant to automatic renewal provisions) any Company Material Contract, or any lease, sublease or other contract with respect to material Leased Real Estate or enter into any contract or agreement that if existing on the date hereof would be a Company Material Contract or a material lease or sublease or other material contract with respect to real property;

(l)           (i) settle or compromise any material Tax claim, audit or assessment, (ii) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;

(m)           except in connection with actions permitted by Section 6.04 hereof, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to a Takeover Proposal or otherwise,  except for Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(n)           abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material Company IP, other than in the ordinary course of business consistent with past practice; or

(o)           agree or commit to do any of the foregoing.

Section 6.02.      Other Actions.  From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article VIII, the Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take, or agree or commit to take, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Offer, the Merger or the other transactions contemplated hereby.

Section 6.03.       Access to Information; Confidentiality.

(a)           From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article VIII, the Company shall, and shall cause its Subsidiaries to, afford to Parent and Parent’s Representatives reasonable access, at reasonable times and upon reasonable prior notice, and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary of the Company, to the officers, employees, accountants, agents, properties, offices and other facilities and to all books, records, contracts and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time.  Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law.  No investigation shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent or Merger Sub pursuant to this Agreement.

(b)           Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated January 10, 2011, between Parent and the Company (the “Confidentiality Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 6.04.      No Solicitation.

(a)           The Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its and its Subsidiaries’ directors, officers, employees, advisors and investment bankers (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or, subject to

Section 6.04(b), (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal (other than any such actions, efforts, disclosure or negotiations with such third party in the ordinary course of business consistent with past practices and unrelated to any Takeover Proposal), (ii) enter into or obtain Company Board approval of any letter of intent, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Takeover Proposal (each, a “Company Acquisition Agreement”), (iii) terminate, waive, amend or modify any provision of, or grant permission under, any standstill, confidentiality agreement or similar Contract to which the Company or any of its Subsidiaries is a party relating to any Takeover Proposal; provided, that the foregoing shall not prohibit the Company Board from terminating, waiving, amending or modifying any provision of, or granting permission under, any standstill, confidentiality agreement or similar Contract if the Company Board determines in good faith that there is a reasonable probability that the failure to take such action would constitute a breach of the Company Board’s fiduciary duties to the Company under applicable Law. Subject to Section 6.04(b), the Company shall (i) immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any Person (other than Parent, Merger Sub or their Representatives) conducted prior to the date of this Agreement by the Company, its subsidiaries or any of their respective Representatives with respect to any actual or potential Takeover Proposal and (ii) as promptly as reasonably practicable request that all confidential information provided by or on behalf of the Company or any of its Subsidiaries to such third party be returned or destroyed.  Subject to Section 6.04(b), the Company Board shall not withdraw, amend, modify or materially qualify, in a manner materially adverse to Parent or Merger Sub, the Company Board Recommendation, or recommend a Takeover Proposal, or make any public statement materially inconsistent with the Company Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”).

(b)           Notwithstanding Section 6.04(a), prior to the Offer Closing, the Company Board, directly or indirectly through any Representative, may, subject to Section 6.04(c), (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that the Company Board believes in good faith, after consultation with outside legal counsel and the Company Financial Advisor, constitutes or would reasonably be expected to result in a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company or any of its Subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement, (iii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change, and/or (iv) take any action that any court of competent jurisdiction orders the Company to take, but in each case referred to in the foregoing clauses (i) through (iv), only if the Company Board determines in good faith, after consultation with outside legal counsel, that there is a reasonable probability that the failure to take such action could cause the Company Board to be in breach of its fiduciary duties under applicable Law.  Nothing contained herein shall prevent the Company Board from disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Company determines, after consultation with outside legal counsel, that there is a reasonable probability that the failure to disclose such position could constitute a violation of applicable Law; provided, that, any such disclosure shall be deemed a Company Adverse Recommendation Change unless the Company Board expressly reaffirms the Company Board Recommendation within four (4) Business Days.

(c)           The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after it obtains Knowledge of the receipt by the Company (or any of its Representatives) of any Takeover Proposal.  In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal.  The Company shall keep Parent reasonably informed, on a prompt basis (and in any event within twenty-four (24) hours), of the status and material terms of any such Takeover Proposal, including any material amendments or proposed amendments as to price and other material terms thereof.

(d)           Except as set forth in this Section 6.04(d), the Company Board shall not make any Company Adverse Recommendation Change or enter into (or permit any Subsidiary of the Company to enter into) a Company Acquisition Agreement.  Notwithstanding the foregoing, at any time prior to the Offer Closing, the Company Board may make a Company Adverse Recommendation Change or enter into (or permit any Subsidiary of the Company to enter into) a Company Acquisition Agreement, if: (i) the Company promptly notifies Parent, in writing, at least four (4) Business Days (the “Notice Period”) before making a Company Adverse Recommendation Change or entering into (or causing a Subsidiary of the Company to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received a Takeover Proposal that the Company intends to declare a Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed agreement and the identity of the third party making such Superior Proposal; and (iii) at the end of the Notice Period, the Company Board continues to believe that such Takeover Proposal constitutes a Superior Proposal, including taking into account any adjustment to the terms and conditions of the transactions contemplated hereby proposed by Parent in response to such Takeover Proposal; provided, however that (A) with respect to any applicable Superior Proposal, any material amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by the Company and a new Notice Period, and no such termination of this Agreement by the Company or withdrawal or modification of the Company Board Recommendation may be made during any Notice Period, (B) the Company shall, and shall cause its financial and legal advisors to, during such Notice Period described above, to the extent requested by Parent, negotiate with Parent in good faith, to make such changes in the terms and conditions of this Agreement so that such Takeover Proposal (as amended) ceases to constitute a Superior Proposal or that the cause for such withdrawal or modification of the Company Board Recommendation ceases to exist, as applicable, (C) the Company Board shall take into account any written proposal to amend the financial and other terms of this Agreement proposed by Parent in response to any such written notice by the Company or otherwise and (D) the requirements for terminating this Agreement pursuant to Section 8.04(a) or effecting a Company Adverse Recommendation Change are still satisfied at the time this Agreement is terminated or at the time of such withdrawal or modification of the Company Board Recommendation, as applicable.

(e)           The Company agrees that any material violation of the restrictions set forth in Section 6.04(a) by any Representatives of the Company or any Subsidiary of the Company shall be deemed to be a breach of this Agreement (including this Section 6.04) by the Company.

Section 6.05.     Shareholders Meeting; Preparation of Proxy Materials.

(a)           Subject to the terms set forth in this Agreement, if the approval of this Agreement by the Company’s shareholders is required under applicable Law, the Company shall take all action reasonably necessary to duly call, give notice of, convene and hold the Company Shareholders Meeting as soon as reasonably practicable after the Offer Closing, and, in connection therewith, the Company shall mail the Company Proxy Statement to the holders of Company Common Stock in advance of such meeting.  Except to the extent that the Company Board shall have effected a Company Adverse Recommendation Change as permitted by Section 6.04(b) hereof, the Company Proxy Statement shall include the Company Board Recommendation.  Notwithstanding the foregoing, if following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, Parent, Merger Sub and their respective Subsidiaries shall hold, in the aggregate, at least eighty percent (80%) of the outstanding shares of Company Common Stock (determined on a partially diluted basis assuming conversion or exercise of all deferred stock units but not any other derivative securities including stock options), the parties hereto shall take all necessary and appropriate action, including with respect to the transfer to Merger Sub of any shares of Company Common Stock held by Parent or any Subsidiary of Parent, to cause the Merger to become effective as soon as practicable after the Offer Closing without the Company Shareholders Meeting in accordance with Section 1924(b)(1)(ii) of the PBCL.

(b)           If the adoption of this Agreement by the Company’s shareholders is required by applicable Law, as soon as practicable following the Offer Closing, the Company shall prepare and file the Company Proxy Statement with the SEC.  Parent, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Company Proxy Statement.  Without limiting the generality of the foregoing, each of Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Company Proxy Statement.  The Company shall not file the Company Proxy Statement, or any amendment or supplement thereto, without providing Parent, Merger Sub and their counsel a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by the Company).  The Company shall use reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the Company Proxy Statement as promptly as practicable after receipt thereof and to cause the Company Proxy Statement in definitive form to be mailed to the Company’s shareholders as promptly as reasonably practicable following filing with the SEC.  The Company agrees to consult with Parent prior to responding to SEC comments with respect to the preliminary Company Proxy Statement.  Each of Parent, Merger Sub and the Company agree to promptly correct any information provided by it for use in the Company Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and the Company shall promptly prepare and mail to its shareholders an amendment or supplement setting forth such correction.  The Company shall as soon as reasonably practicable (i) notify Parent of the receipt of any comments from the SEC with respect to the Company

Proxy Statement and any request by the SEC for any amendment to the Company Proxy Statement or for additional information and (ii) provide Parent with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Company Proxy Statement.

Section 6.06.     Notices of Certain Events.  The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any Legal Actions commenced, or to such party’s knowledge, threatened, against the Company or any of its Subsidiaries or Parent or its Subsidiaries, as applicable, that are related to the transactions contemplated by this Agreement, and (iv) any representation or warranty of such party contained in this Agreement becoming untrue or inaccurate in any material respect, or the material failure of any party to comply with or satisfy any covenant, condition or agreement in this Agreement, in each case such that the conditions set forth in paragraph (b) or (c) of Exhibit A would not be satisfied or would give rise to a right a termination set forth in Section 8.03(b) or Section 8.04(b), as the case may be.  In addition, the Company shall notify Parent and Merger Sub promptly of any change or event having, or which is reasonably likely to have, a Company Material Adverse Effect or which would reasonably be likely to result in the failure of any of the conditions set forth in Exhibit A to be satisfied.  In no event shall the delivery of any notice by a party pursuant to this Section 6.06 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.  During the time period between the date of this Agreement until the Effective Time, the Company shall have the right to supplement and/or amend the Company Disclosure Letter; provided, however, that the right to supplement and/or amend the Company Disclosure Letter shall apply only to facts, circumstances or events that occurred after the date of this Agreement and only where they would not be reasonably likely to have a Company Material Adverse Effect.

Section 6.07.     Employees; Benefit Plans.

(a)           During the period commencing at the Effective Time and ending on the date soonest to occur of (i) December 31, 2011 or (ii) the date of the employee’s termination of employment with Parent and its Subsidiaries, Parent shall cause the Surviving Corporation and each of its Subsidiaries, as applicable, to provide the employees of the Company and its Subsidiaries who remain employed immediately after the Effective Time (collectively, the “Company Continuing Employees”) with base salary, target bonus opportunities (excluding equity-based compensation), and employee benefits under Parent Benefit Plans (excluding any Pension Plan, other than employee contributions to a 401(k) plan but not including any matching contribution thereon) that are, in the aggregate, no less favorable than the base salary, target bonus opportunities (excluding equity-based compensation), and employee benefits provided by the Company and its Subsidiaries (excluding any Pension Plan, other than employee contributions to a 401(k) plan but not including any matching contribution thereon) on the date of this Agreement.

(b)           With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries, excluding both any retiree healthcare plans or programs maintained by Parent or any of its Subsidiaries and any equity compensation arrangements maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Continuing Employees with the Company or any of its Subsidiaries, as the case may be as if such service were with Parent, for vesting and eligibility purposes (but not for (i) purposes of early retirement subsidies under any Parent Benefit Plan that is a defined benefit pension plan, (ii) benefit accrual purposes (except for vacation, if applicable) in any Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time, or (iii) any frozen Parent Benefit Plan); provided, that such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Company Employee Plan.

(c)           Effective upon the Offer Closing, Parent shall assume the obligations of the Company to pay the bonuses, if any, to be paid for calendar year 2011 and change in control payments identified in Section 6.07(c) of the Company Disclosure Letter.

(d)           Nothing in this Agreement shall create any right or obligation which is enforceable by any Company Employee, former Company Employee, Company Continuing Employee or any other Person with respect to any terms or conditions of employment, including, but not limited to, the benefits and compensation described in this Section 6.07.  For the avoidance of doubt, any amendments to the Company’s, its Subsidiaries’, the Parent’s and the Surviving Corporation’s benefit and compensation plans, programs or arrangements shall occur only in accordance with their respective terms and shall be pursuant to action taken by the Company, its Subsidiaries, the Parent and the Surviving Corporation which are independent of the consummation of this Agreement or any continuing obligations hereunder.  Notwithstanding the foregoing provisions of this Section 6.07(d), each party entitled to a payment identified in Section 6.07(e) (including Trust Beneficiaries), and each party entitled to a payment identified in Section 6.07(c) of the Company Disclosure Letter (subject to the terms of the applicable Company Employee Plan), shall be an intended third party beneficiary of such respective section, who may enforce the provisions of such respective section against Parent with respect to the payment owed to such party.  The preceding sentence shall not alter or limit any rights that any such party may have against the Company with respect to any such payment.

(e)           Promptly after the Offer Closing, Parent shall fund, or cause Merger Sub to fund, the trusts established under the separate Trust Agreements between the Company and SEI Private Trust Company as Trustee, as successor Trustee to Wachovia Bank, N.A., dated November 17, 1989, with respect to the Tasty Baking Company Supplemental Executive Retirement Plans, and dated January 19, 1990, with respect to the Tasty Baking Company Retirement Plan for Directors (each, a “Rabbi Trust”), and thereafter to supplement such funding to the extent necessary, in both cases in accordance with the terms of the respective Rabbi Trust; provided that if Parent determines based upon the advice of legal counsel that such funding violates Section 409A of the Code, Parent and Merger Sub shall be under no obligation to fund the Rabbi Trusts.  In the event the Rabbi Trusts are not funded, Parent shall pay, or Parent shall cause Merger Sub to pay, the benefits that the Rabbi Trusts would have paid and shall pay benefits directly to the “Trust Beneficiaries” (as such term is defined in the Rabbi Trusts) in accordance with the terms of the retirement plan associated with each Rabbi Trust.

Section 6.08.      Directors’ and Officers’ Indemnification and Insurance.

(a)           Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company and its Subsidiaries (each an “Indemnified Party”) as provided in the Company Charter Documents, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 6.08 of the Company Disclosure Letter, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms and shall not be modified, amended or repealed in any manner that would adversely affect the rights of the Indemnified Parties thereunder with respect to their acts or omissions occurring at or prior to the Effective Time, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

(b)           For six (6) years after the Effective Time, to the fullest extent permitted under applicable Law, Parent and the Surviving Corporation (the “Indemnifying Parties”) shall indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement), and shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld or delayed).

(c)           The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) maintain in effect for a period of six (6) years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies from a insurer with the same or better credit rating as the Company’s current insurance carrier of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries when compared to the insurance maintained by the Company as of the date hereof), or (ii) obtain and fully pay for as of the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); provided that in no event shall the Surviving Corporation be required to expend in any year an amount in excess of 300% of the annual aggregate premiums currently paid by the Company for such insurance.

(d)           The obligations of Parent and the Surviving Corporation under this Section 6.08 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.08 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.08 applies shall be third party beneficiaries of this Section 6.08, each of whom may enforce the provisions of this Section 6.08).

(e)           In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.08.  The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.08 is not prior to, or in substitution for, any such claims under any such policies.

Section 6.09.     Reasonable Best Efforts.

(a)           Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 6.09), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the Offer, the Merger and the transactions contemplated hereby, including (i) the obtaining of all necessary Permits, waivers, consents, approvals and actions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities, (ii) the obtaining of all necessary and material consents or waivers from third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the Offer, the Merger and to fully carry out the purposes of this Agreement.  The Company and Parent shall, subject to applicable Law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions.  Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement.  If the Company or Parent receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement.  Neither Parent nor the Company shall commit to or agree (or permit their respective Subsidiaries to commit to or agree) with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld or delayed).

(b)           Without limiting the generality of the undertakings pursuant to Section 6.09(a) hereof, the parties hereto shall (i) provide or cause to be provided as promptly as reasonably practicable to Governmental Entities with jurisdiction over the Antitrust Laws (each such Governmental Entity, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority as necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Laws as promptly as practicable following the date of this Agreement (provided that in the case of the filing under the HSR Act, such filing shall be made within ten (10) Business Days of the date of this Agreement) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable Antitrust Laws and (ii) subject to the terms set forth in Section 6.09(c) hereof, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Entity or expiration of applicable waiting periods.

(c)           In the event that any administrative or judicial action, proceeding or other Legal Action is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Offer, the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the parties shall cooperate in all respects and shall use their reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(d)           Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub or any of their Subsidiaries shall be required, without the prior written consent of Parent, to consent to any requirement, condition, limitation, understanding, agreement or order to sell, license, assign, transfer, divest, hold separate or otherwise dispose of any material portion (in the aggregate among such entities) of the assets or business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries.

Section 6.10.      Public Announcements.  Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall use their reasonable best efforts to consult with each other before issuing, and, to the extent reasonably practicable, provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

Section 6.11.      Takeover Statutes; Rights Agreement.  To the extent that any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer, the Merger or any other transaction contemplated by this Agreement, including, without limitation, the provisions of Sections 2538 through 2588, inclusive, of the PBCL (including Subchapter 25F of the PBCL), then each of the Company, Parent, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 6.12.      Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of shares of Company Common Stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the Offer, the Merger and the other transactions contemplated hereby by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Section 6.13.      Rule 14d-10(d) Matters.  Prior to the Offer Closing, the Company (acting through the compensation committee of the Company Board) shall take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or a Subsidiary of the Company on or after the date hereof with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Section 6.14.      Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE VII
CONDITIONS

Section 7.01.     Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a)           Company Shareholder Approval.  To the extent required by applicable Law, this Agreement will have been duly adopted by the Requisite Company Vote.

(b)           No Injunctions, Restraints or Illegality.  No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced or entered any Law or Order, whether temporary, preliminary or permanent, that has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger.

(c)           Purchase of Company Common Stock in the Offer.  Merger Sub shall have previously accepted for payment and paid for all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any “subsequent offering period” provided by Merger Sub pursuant to this Agreement).

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.01.    Termination By Mutual Consent.  This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company) by mutual written consent of Parent, Merger Sub and the Company.

Section 8.02.    Termination By Either Parent or the Company.  This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company) by either Parent or the Company:

(a)           if the Offer Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Offer Closing to have occurred on or before the Outside Date; or

(b)           if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Offer or the Merger or the other transactions contemplated hereby, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order.

Section 8.03.     Termination By Parent.  This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company) by Parent:

(a)           if, prior to the Offer Closing, (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company or any Subsidiary of the Company shall have entered into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iii) the Company shall have breached Section 6.04(e), or (iv) the Company Board fails to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation within twenty (20) Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal;

(b)           if, prior to the Offer Closing, the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in clause (b) or (c) of Exhibit A (and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within thirty (30) days after its receipt of written notice thereof from Parent); or

(c)           if, prior to the Offer Closing, a Company Insolvency Event occurs, which has not been dismissed within seven (7) Business Days after such occurrence.

Section 8.04.     Termination By the Company.  This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding, in the case of Section 8.04(b) immediately below, any approval of this Agreement by the shareholders of the Company):

(a)           if, prior to the Offer Closing, the Company Board authorizes the Company or any Subsidiary of the Company, in compliance with the terms of this Agreement, including Section 6.04(b) hereof, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that the Company shall pay any amounts due pursuant to Section 8.06(b) hereof in accordance with the terms, and at the times, specified therein;

(b)           if, prior to the Offer Closing, Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within thirty (30) days after its receipt of written notice thereof from the Company.  Notwithstanding the foregoing, neither the failure to pay any consideration when due hereunder nor a willful breach shall be entitled to a cure period; or

(c)           if Parent or Merger Sub shall have failed to commence the Offer within ten (10) Business Days of the date hereof (assuming the Company has timely complied with its obligations to cooperate with Parent and Merger Sub in connection with the Offer).

Section 8.05.     Notice of Termination; Effect of Termination.  The party desiring to terminate this Agreement pursuant to this Article VIII (other than pursuant to Section 8.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination.  If this Agreement is terminated pursuant to this Article VIII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any shareholder, director, officer, employee, agent or Representative of such party) to any other party hereto, except (i) with respect to Section 6.03(b), Section 6.10, this Section 8.05, Section 8.06 and Article IX (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect and (ii) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of active fraud or the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

Section 8.06.      Fees and Expenses Following Termination.

(a)           If this Agreement is terminated by Parent pursuant to Section 8.03(a), then the Company shall pay to Parent (by wire transfer of immediately available funds), within three (3) Business Days after such termination, a fee in an amount equal to the Termination Fee.

(b)           If this Agreement is terminated by the Company pursuant to Section 8.04(a), then the Company shall pay to Parent (by wire transfer of immediately available funds), within three (3) Business Days after such termination, a fee in an amount equal to the Termination Fee.

(c)           If this Agreement is terminated by the Company pursuant to Section 8.02(a) and, at anytime on or prior to the twelve (12) month anniversary of such termination, (i) the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Takeover Proposal received by the Company after the date hereof and prior to such termination, or (ii) consummates the transactions contemplated by any Takeover Proposal received by the Company after the date hereof and prior to such termination, then the Company shall pay to Parent (by wire transfer of immediately available funds), the Termination Fee upon the earlier of the time that (i) the Company or any of its Subsidiaries enters into a definitive agreement with respect to such Takeover Proposal or (ii) the consummation of the transactions contemplated by such Takeover Proposal; provided, however, that for purposes of this Section 8.06(c), the references to 15% in the definition of Takeover Proposal shall be deemed to be a reference to 50%.

(d)           In the event that this Agreement is terminated pursuant to Section 8.03(b) by reason of a breach by the Company of any representation, warranty or covenant of the Company contained in this Agreement that the Company shall have failed to cure in accordance with the notice and cure provisions of Section 8.03(b), the Company shall promptly reimburse Parent up to two hundred fifty thousand dollars ($250,000) for Parent’s and Merger Sub’s Expenses.

(e)           In the event that this Agreement is terminated pursuant to Section 8.04(b) or (c) by reason of a breach by Parent or Merger Sub of any representation, warranty or covenant of Parent or Merger Sub contained in this Agreement that Parent or Merger Sub shall have failed to cure (where permitted) in accordance with the notice and cure provisions of Section 8.04(b), then Parent shall promptly reimburse Company up to two hundred fifty thousand dollars ($250,000) for the Company’s Expenses.

(f)           The Company acknowledges and hereby agrees that the provisions of this Section 8.06 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, Parent and Merger Sub would not have entered into this Agreement.  If the Company shall fail to pay in a timely manner the amounts due pursuant to this Section 8.06, and, in order to obtain such payment, Parent makes a claim against the Company that results in a judgment against the Company, the Company shall pay to Parent the reasonable costs and expenses of Parent (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 8.06 at the prime lending rate prevailing during such period as published in The Wall Street Journal.  Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.  The parties acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.  Notwithstanding anything to the contrary contained in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee becomes payable and is paid by the Company in accordance with the terms hereof, the Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy under this Agreement; provided, however, that such limitation will not apply in the event of active fraud or intentional misrepresentation.

(g)           Except as expressly set forth in this Section 8.06, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses.

Section 8.07.      Amendment.  Subject to applicable Law and except as otherwise provided in this Agreement, including pursuant to Section 1.03(c), this Agreement may be amended or supplemented in any and all respects, whether before or after the Offer Closing or any vote or consent of the Company’s shareholders contemplated hereby, by written agreement signed by each of the parties hereto; provided, however, that following the Offer Closing, no amendment shall be made which decreases the Merger Consideration and, after adoption of this Agreement by the holders of Company Common Stock, no amendments shall be made which by Law requires further approval by such holders without obtaining such further approval.

Section 8.08.      Extension; Waiver.  At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may, subject to Section 1.03(c) (a) extend the time for the performance of any of the obligations of the other party(ies), (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement, or (c) waive compliance with any of the covenants, agreements or conditions contained in this Agreement; provided, however, that after adoption of this Agreement by the holders of Company Common Stock, no waiver shall be made which by Law required further approval by such holders without obtaining such further approval.  Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party.  The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE IX
MISCELLANEOUS

Section 9.01.     Definitions.  For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person.  For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Laws” has the meaning set forth in Section 4.03(c).

“Articles of Merger” has the meaning set forth in Section 2.03.

“Book-Entry Shares” has the meaning set forth in Section 3.02(a).

“Business Day” means any day, other than Saturday, Sunday or any day on which banking institutions located in Philadelphia, Pennsylvania are authorized or required by Law or other governmental action to close.

“Certificate” has the meaning set forth in Section 3.01(b).

“Charter Documents” has the meaning set forth in Section 4.01(b).

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” has the meaning set forth in Section 3.05.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Agreement” has the meaning set forth in Section 6.04(a).

“Company Adverse Recommendation Change” has the meaning set forth in Section 6.04(a).

“Company Balance Sheet” has the meaning set forth in Section 4.04(e).

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 4.03(d).

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Continuing Employees” has the meaning set forth in Section 6.07(a).

“Company Disclosure Letter” has the meaning set forth in the introductory language in Article IV.

“Company Employee” has the meaning set forth in Section 4.12(a).

“Company Employee Plans” has the meaning set forth in Section 4.12(a).

“Company Equity Award” means a Company Stock Option or a Company Stock Award, as the case may be.

“Company ERISA Affiliate” means, with respect to any Person, any other Person that, together with such first Person, would be treated as a single employer within the meaning of Section 414(b), (c), (m), or (o) of the Code.

“Company Financial Advisor” has the meaning set forth in Section 4.10.

“Company Insolvency Event” means  the  (i) filing by the Company of a  voluntary petition seeking the dissolution or winding-up of the Company under any bankruptcy, insolvency or analogous laws or the consent by the Company to the filing of any petition for the appointment of a receiver, trustee, conservator or custodian for the Company; or (ii) the institution of  an involuntary bankruptcy, insolvency, reorganization, liquidation or similar proceeding against the Company which has not been dismissed.

“Company IP” has the meaning set forth in Section 4.07(a).

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, covenants not to sue and permissions and other Contracts, including the right to receive royalties or any other consideration, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries is a licensor or licensee.

“Company Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to (i) the business, results of operations, condition (financial or otherwise), or assets of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Company Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the United States economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity; (d) changes in GAAP; (e) any change in the price at which the shares of the Company are publicly traded or any change in the trading volume of such shares; (f) any change in Law or the interpretation thereof; (g) any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of this Agreement; (h) general conditions in the industry in which the Company and its Subsidiaries operate, including changes in the price of raw materials; or (i) compliance with the terms (including covenants) of, or taking of any action permitted or required by, this Agreement, except in the case of each of clauses (a) and (h), to the extent that such changes affect the Company in a materially disproportionate manner as compared to other Persons in the industry in which the Company operates.

“Company Material Contract” has the meaning set forth in Section 4.16(a).

“Company Proxy Statement” has the meaning set forth in Section 4.17.

“Company SEC Documents” has the meaning set forth in Section 4.04(a).

“Company Securities” has the meaning set forth in Section 4.02(b).

“Company Shareholders Meeting” has the meaning set forth in Section 4.17.

“Company Stock Award” has the meaning set forth in Section 3.07(b).

“Company Stock Option” has the meaning set forth in Section 3.07(a).

“Company Stock Plans” has the meaning set forth in Section 4.02(b).

“Company Subsidiary Securities” has the meaning set forth in Section 4.02(d).

“Confidentiality Agreement” has the meaning set forth in Section 6.03(b).

“Consent” has the meaning set forth in Section 4.03(c).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases or other binding instruments or binding commitments, whether written or oral.

“Dissenting Shares” has the meaning set forth in Section 3.03.

“Effective Time” has the meaning set forth in Section 2.03.

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials.  The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” has the meaning set forth in Section 1.01(a).

“Exchange Agent” has the meaning set forth in Section 3.02(a).

“Expenses”  means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing and mailing of the Proxy Statement, the filing of any required notices under the HSR Act, or in connection with other regulatory approvals, and all other matters related to the Merger transaction contemplated hereby.

“Expiration Time” has the meaning set forth in Section 1.01(d).

“FDCA” has the meaning set forth in Section 4.19.

“GAAP” has the meaning set forth in Section 4.04(b).

“Governmental Antitrust Authority” has the meaning set forth in Section 6.09(b).

“Governmental Entity” has the meaning set forth in Section 4.03(c).

“Hazardous Substance” means (a) any material, substance, chemical, product, derivative, compound, mixture, solid, liquid, mineral, gas, waste, pollutant or contaminant, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” has the meaning set forth in Section 6.08(a).

“Indemnifying Parties” has the meaning set forth in Section 6.08(b).

“Independent Directors” has the meaning set forth in Section 1.03(c).

“Industrial Lease Agreement” means the lease agreement between Liberty Property/Synterra Limited Partnership and Company, dated May 8, 2007, as amended, for the property located at 4300 S. 26th Street, Philadelphia, PA, together with any written waivers between the parties thereto concerning the terms thereof.

“Initial Expiration Time” has the meaning set forth in Section 1.01(d).

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights; (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights; (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (d) trade secrets and business, technical and know-how information, databases, data collections and other confidential and proprietary information and all rights therein (“Trade Secrets”); (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; (f) Internet domain name registrations; and (g) recipes and formulas.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, when used with respect to the Company, the actual knowledge of the chief executive officer, president, chief financial officer, senior vice president-strategic operations and senior vice president, general counsel and secretary (except to the extent such knowledge is protected by attorney-client privilege) of the Company.

“Laws” means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.

“Lease” means all leases, subleases and other agreements under which the Company or any of its Subsidiaries leases, uses or occupies, or has the right to use or occupy, any real property.

“Leased Real Estate” means all real property that the Company or any of its Subsidiaries leases, subleases or otherwise uses or occupies, or has the right to use or occupy, pursuant to a Lease.

“Legal Action” has the meaning set forth in Section 4.09.

“Liability” means any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise).

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.01(b).

“Merger Sub” has the meaning set forth in the Preamble.

“Minimum Condition” has the meaning set forth in Section 1.01(b).

“Multiemployer Plan” has the meaning set forth in Section 4.12(c).

“NASDAQ” has the meaning set forth in Section 1.04(e).

“Notice Period” has the meaning set forth in Section 6.04(d).

“Offer” has the meaning set forth in the Recitals.

“Offer Closing” has the meaning set forth in Section 1.01(f).

“Offer Closing Date” has the meaning set forth in Section 1.01(f).

“Offer Conditions” has the meaning set forth in Section 1.01(b).

“Offer Documents” has the meaning set forth in Section 1.01(h).

“Offer Price” has the meaning set forth in the Recitals.

“Offer to Purchase” has the meaning set forth in Section 1.01(c).

“Order” has the meaning set forth in Section 4.09.

“Outside Date” has the meaning set forth in Section 1.01(e).

“Owned Real Estate” means any real estate owned in fee by the Company or any of its Subsidiaries, together with all buildings, structures, fixtures and improvements thereon and all of the Company’s and its Subsidiaries’ rights thereto, including, without limitation, all easements, rights of way and appurtenances relating thereto.

“Parent” has the meaning set forth in the Preamble.

“Parent Benefit Plans” has the meaning set forth in Section 6.07(b).

“Payment Fund” has the meaning set forth in Section 3.02(a).

“PBCL” has the meaning set forth in the Recitals.

“Pension Plan” has the meaning set forth in Section 4.12(f).

“Permits” has the meaning set forth in Section 4.08(b).

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (f) pledges or deposits in connection with workers’ compensation, unemployment insurance, social security, retirement and similar legislation, (g) such other Liens set forth in Section 9.01 of the Company Disclosure Letter, and (h) any other Liens that, in the aggregate, do not materially impair the value or the continued use and operation of the assets or properties to which they relate.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“PPACA” means the Patient Protection and Affordable Care Act.

“Promissory Note” has the meaning set forth in Section 1.04(b).

“Rabbi Trust” has the meaning set forth in Section 6.07(e).

“Real Estate” means the Owned Real Estate and the Leased Real Estate.

“Representatives” has the meaning set forth in Section 6.04(a).

“Requisite Company Vote” has the meaning set forth in Section 4.03(a).

“Restricted Shares” means outstanding shares of Company Common Stock subject to forfeiture, which were awarded pursuant to a Company Stock Plan.

“Rights Agreement” has the meaning set forth in Section 4.22.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.04(f).

“Schedule 14D-9” has the meaning set forth in Section 1.02(a).

“Schedule TO” has the meaning set forth in Section 1.01(h).

“SEC” has the meaning set forth in Section 1.01(e).

“Securities Act” has the meaning set forth in Section 1.04(c).

“Subsidiary” means, when used with respect to any party, any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Superior Proposal” means a bona fide written Takeover Proposal that the Company Board determines in good faith (after consultation with outside legal counsel and the Company Financial Advisor) is (i) more favorable to the Company and its shareholders than the transactions contemplated by this Agreement, taking into account all factors relating to such proposed transaction deemed relevant by the Company Board and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects and conditions of such proposal, except that the reference to “15%” in the definition of Takeover Proposal shall be deemed to be a reference to “50%”.

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than Parent and its Subsidiaries, including Merger Sub) relating to any (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to fifteen percent (15%) or more of the fair market value of the Company’s consolidated assets or to which fifteen percent (15%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of fifteen percent (15%) or more of the voting equity interests of the Company, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) fifteen percent (15%) or more of the voting equity interests of the Company, or (d) merger, consolidation, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person would directly or indirectly own fifteen percent (15%) or more of the voting equity interests (including indirect beneficial ownership (per Section 13(d) of the Exchange Act) via derivative or convertible securities), consolidated assets, net revenues or net income of the Company, taken as a whole.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means $3,800,000.

“Top-Up Option” has the meaning set forth in Section 1.04(a).

“Top-Up Shares” has the meaning set forth in Section 1.04(a).

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Voting Debt” has the meaning set forth in Section 4.02(c).

“Welfare Plans” has the meaning set forth in Section 4.12(i)(ii)(A).

Section 9.02.                      Interpretation; Construction.

(a)           The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section, Exhibit or Schedule, such reference shall be to a Section of, Exhibit to or Schedule of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” A reference in this Agreement to “$” or “dollars” is to U.S. dollars.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  References to “this Agreement” shall include the Company Disclosure Letter.

(b)           The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.03.    Survival.  None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time.  This Section 9.03 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.  The Confidentiality Agreement will (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 9.04.    Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania without giving effect to any choice or conflict of law provision or rule that would cause the application of Laws of any jurisdiction other than those of the Commonwealth of Pennsylvania.

Section 9.05.     Submission to Jurisdiction.  Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the United States District Court for the Eastern District of Pennsylvania, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any state court having subject matter jurisdiction over such action or proceeding in the Commonwealth of Pennsylvania.  Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.07 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof.  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 9.05, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.06.     Waiver of Trial by Jury.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE,

EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.06.

Section 9.07.     Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.07):

If to Parent or Merger Sub, to:	Flowers Foods, Inc. 1919 Flowers Circle Thomasville, Georgia 31757 Attention: Stephen R. Avera, Esq. Facsimile: 229-225-5426

with a copy (which will not constitute notice to Parent or Merger Sub) to:	Jones Day 1420 Peachtree Street. N.E. Atlanta, Georgia 30309 Facsimile: 404-581-8330 Attention: Sterling A. Spainhour, Jr., Esq.

If to the Company, to:	Tasty Baking Company Navy Yard Corporate Center Three Crescent Drive, Suite 200 Philadelphia, PA 19112 Facsimile: 215-221-8697 Attention: Chief Executive Officer

with a copy (which will not constitute notice to the Company) to:	Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103 Facsimile: 215-564-8120 Attention: William R. Sasso, Esq.

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 9.08.      Entire Agreement.  This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement and the Company Disclosure Letter (other than an exception expressly set forth as such in the Company Disclosure Letter), the statements in the body of this Agreement will control.

Section 9.09.       Third Parties.  Except as provided in Section 6.07 and Section 6.08 hereof (which shall be to the benefit of the parties referred to in such sections), nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right or remedy of any nature to enforce the terms of this Agreement.

Section 9.10.       Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.  Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.11.       Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that Merger Sub shall be permitted and required to assign this Agreement and all of its rights and obligations hereunder to Compass Merger Sub, Inc., a Pennsylvania corporation and a wholly-owned Subsidiary of Parent, by April 15, 2011 (upon such required assignment, the references in this Agreement to Merger Sub shall apply to such assignee unless the context otherwise requires, and for the avoidance of doubt, the representations and warranties (including those set forth in Article V hereof) and covenants made with respect to Merger Sub shall apply to the assignee of such required assignment). No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 9.12.       Specific Performance.  Notwithstanding Article VIII (including Section 8.06), the parties hereto agree that irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy if any of the provisions of this Agreement were not performed in accordance with the terms hereof or were otherwise breached, and that the party seeking to enforce this Agreement shall be entitled to specific performance and the issuance of injunctive and other equitable relief, in addition to any other remedy to which they are entitled at Law or in equity.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief sought in accordance with this Section 9.12.  The parties fully intend that specific performance will be the principal remedy for failure to perform or other breaches of this Agreement, and each party also agrees that the agreements contained in this Section 9.12 are an integral part of the transactions contemplated by this Agreement and, without the agreement of each party in this Section 9.12, the other party would not enter into this Agreement.  The parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

Section 9.13.       Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement.  This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TASTY BAKING COMPANY

By:	/s/ Charles P. Pizzi
Name: Charles P. Pizzi
Title: President and Chief Executive Officer

FLOWERS FOODS, INC.

By:	/s/ George E. Deese
Name: George E. Deese
Title: Chairman and Chief Executive Officer

FLOWERS BAKERIES, LLC

By:	/s/ Karyl Lauder
Name: Karyl Lauder
Title: Secretary and Treasurer

Merger Agreement

EXHIBIT A

Conditions of the Offer

Notwithstanding any other term of the Offer, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Company Common Stock after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered pursuant to the Offer, if on the date of the Expiration Time any of the following conditions have not been satisfied (or, to the extent legally permissible, waived):

(a)           any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable Antitrust Law shall have expired or been terminated;

(b)           (i) the representations and warranties of the Company contained in Sections 4.02, 4.03(a) or 4.03(d) of the Merger Agreement, without giving effect to materiality or “Company Material Adverse Effect” qualifications, shall be true and correct in all material respects as of the Expiration Time as though made as of the Expiration Time (except for representations and warranties made as of a specified date, the accuracy of which will determined only as of the specified date), and (ii) all of the remaining representations and warranties of the Company set forth in Article IV of this Agreement, without giving effect to materiality or “Company Material Adverse Effect” qualifications, shall be true and correct as of the Expiration Time as though made as of the Expiration Time (except for representations and warranties made as of a specified date, the accuracy of which will determined only as of the specified date), except with respect to this clause (ii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect;

(c)           the Company shall have performed or complied with each agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Expiration Time, except for such failures that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d)           no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other Order that is in effect and which has the effect of making the Offer, Top Up Option or Merger illegal or otherwise prohibiting or preventing the consummation of the Offer, Top Up Option or the Merger;

(e)           since the date of this Agreement, a Company Material Adverse Effect shall not have occurred;

(f)           Merger Sub shall have received a certificate of the Company, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Expiration Time, to the effect that the conditions set forth in paragraphs (b) and (c) of this Exhibit A have occurred;

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(g)           the Company Board shall not have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Merger Sub the Company Board Recommendation;

(h)           there shall not be pending any Legal Action by a federal or state Governmental Entity challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger;

(i)           there shall not have occurred and be continuing any Company Insolvency Event;

(j)           there shall not have been any material breach or default by the Company under the Industrial Lease Agreement which has not been cured or waived;

(k)           the Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the benefit of Parent and Merger Sub and may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Agreement.  The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE MEANINGS
ASSIGNED TO SUCH TERMS IN THE AGREEMENT TO WHICH THIS
EXHIBIT A IS A PART.

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